UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

Edwin L. Knetzger, III

Manager

Fund Holdings LLC

c/o DivcoWest

575 Market Street, 35th Floor

San Francisco, CA 94105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Mark S. Lahive, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8580

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No.: 098003106

1.	Name of Reporting Persons: Edwin L. Knetzger, III

2.	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 6,033,884

	8.	Shared Voting Power: 77,633,618 (1)

	9.	Sole Dispositive Power: 6,033,884

	10.	Shared Dispositive Power: 77,633,618 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,667,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 76.6%

14.	Type of Reporting Person: IN

(1)

Of the 83,667,502 shares of Common Stock reported in this Schedule 13D (the “Shares”): 9,841,230 shares of Common Stock are owned by Fund Holdings LLC (“Fund Holdings”), of which the Reporting Person is the sole manager; 10,000,000 shares of Common Stock are owned by Otis Angel LLC (“Otis”), of which John J. Barry IV (“JBIV”) is the sole managing member; 5,000,000 shares of Common Stock are owned by Siesta Capital LLC (“Siesta”), of which JBIV is the sole managing member; 2,000,000 shares of Common Stock are owned by Bond Partners LLC (“Bond Partners”), of which JBIV is the sole managing member; 3,500,000 shares of Common Stock are owned by the John J. Barry IV Revocable Trust (“JB Trust”), of which JBIV is the trustee; 15,724,388 shares are owned jointly by John J. Barry III (“JBIII”) and his spouse, Holly A.W. Barry (“HAB”), as tenants by the entirety; 4,000,000 shares are owned by Duncan Family, LLC (“Duncan LLC”), of which JBIII and HAB are each 50% owners of the managing membership interest; and 1,000,000 shares are owned by Duncan Family Revocable Trust (“Duncan Trust”), of which JBIII and HAB are co-trustees. Otis, Siesta, Bond Partners, JB Trust, JBIV, JBIII, HAB, Duncan LLC and Duncan Trust are referred to herein, collectively, as the “Majority Stockholders.” The 83,667,502 shares of Common Stock reported in this Schedule 13D also include (i) purchase rights issued to Fund Holdings LLC to purchase 26,568,000 shares of Common Stock, of which 18,378,995 shares of Common Stock are subject to certain restrictions that prohibit the exercise of Fund Holding’s rights to purchase such shares until such time that the Issuer files an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 300,000,000 (the “Charter Amendment”), (ii) purchase rights issued to the Reporting Person to purchase 5,533,884 shares of Common Stock, all of which are subject to certain restrictions that prohibit the exercise of Fund Holding’s rights to purchase such shares until the Issuer files the Charter Amendment and (iii) 500,000 shares of Common Stock that the Reporting Person has the right to acquire within 60 days upon the exercise of a director stock option. The Reporting Person disclaims beneficial ownership of the shares of common stock owned by Fund Holdings except to the extent of his pecuniary interest therein, as well as any shares beneficially owned by any of the Majority Stockholders, and this Schedule 13D shall not be deemed an admission of beneficial ownership thereof.

(2)

Represents: 9,841,230 shares of Common Stock owned by Fund Holdings LLC, of which the Reporting Person is the sole manager; 41,224,388 shares of Common Stock owned by the Majority Stockholders; purchase rights issued to Fund Holdings LLC to purchase 26,568,000 shares of Common Stock, of which 18,378,995 shares of Common Stock are subject to certain restrictions that prohibit the exercise of Fund Holding’s rights to purchase such shares until such time that the Issuer files the Charter Amendment; purchase rights issued to the Reporting Person to purchase 5,533,884 shares of Common Stock, all of which are subject to certain restrictions that prohibit the exercise of Fund Holding’s rights to purchase such shares until the Issuer files the Charter Amendment; and 500,000 shares of Common Stock that the Reporting Person has the right to acquire within 60 days upon the exercise of a director stock option. The Reporting Person disclaims beneficial ownership of the shares of common stock owned by Fund Holdings except to the extent of his pecuniary interest therein, as well as any shares beneficially owned by any of the Majority Stockholders, and this Schedule 13D shall not be deemed an admission of beneficial ownership thereof.

CUSIP No.: 098003106

1.	Name of Reporting Persons: Fund Holdings LLC

2.	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 77,633,618 (3)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 77,633,618 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 77,633,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 75.3%

14.	Type of Reporting Person: OO

(3)

Of the 77,633,618 shares of Common Stock reported in this Schedule 13D: 9,842,230 shares of Common Stock are owned by the Reporting Person; and 41,224,388 shares of Common Stock owned by the Majority Stockholders. The 77,633,618 shares of Common Stock reported in this Schedule 13D also include purchase rights issued to the Reporting Person to purchase 26,568,000 shares of Common Stock, of which 18,378,995 shares of Common Stock are subject to certain restrictions that prohibit the exercise of the Reporting Person’s rights to purchase such shares until such time that the Issuer files the Charter Amendment. The Reporting Person disclaims beneficial ownership of the shares of common stock owned by any of Mr. Knetzger or the Majority Stockholders, and this Schedule 13D shall not be deemed an admission of beneficial ownership thereof.

(4)

Represents: 9,841,230 shares of Common Stock owned by the Reporting Person; 41,224,388 shares of Common Stock owned by the Majority Stockholders; and purchase rights issued to the Reporting Person to purchase 26,568,000 shares of Common Stock, of which 18,378,995 shares of Common Stock are subject to certain restrictions that prohibit the exercise of the Reporting Person’s rights to purchase such shares until such time that the Issuer files the Charter Amendment. The Reporting Person disclaims beneficial ownership of the shares of common stock owned by any of Mr. Knetzger or the Majority Stockholders, and this Schedule 13D shall not be deemed an admission of beneficial ownership thereof.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

This Amended and Restated Schedule 13D of Edwin L. Knetzger, III (“Mr. Knetzger”) and Fund Holdings LLC, a Florida limited liability company (“Fund Holdings” and, together with Mr. Knetzger, the “Reporting Persons”), filed on January 27, 2010, amends and restates the Schedule 13D filed September 21, 2009 and amended on November 12, 2009 (collectively, the “Statement”) in its entirety as follows:

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Bonds.com Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 1515 South Federal Highway, Suite 212, Boca Raton, Florida 33432.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of Mr. Knetzger and Fund Holdings.  Nothing contained herein shall be deemed an admission by any Reporting Person that such a Reporting Person is a member of a “group” (within the meaning of Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended) with any of the Majority Stockholders (as defined herein) or that any such group exists.

Mr. Knetzger is the sole manager of Fund Holdings.

(b) The business address of each of the Reporting Persons is:

c/o DivcoWest

575 Market Street, 35th Floor

San Francisco, California 94105

(c) Mr. Knetzger is the Co-Chairman of the Board of Directors of the Issuer.  Fund Holdings is organized in Florida.  Fund Holdings was organized to make investments, including investments in the Issuer.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Knetzger is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Fund Holdings and the Issuer entered into a unit purchase agreement, dated as of August 28, 2009 (as amended, the “Fund Holdings Purchase Agreement”), pursuant to which Fund Holdings was entitled to purchase, in up to three closings, a total of 5,000 units at a price of $1,000 per unit. Each unit (a “Unit”) consists of 2,667 shares of Common Stock and (ii) rights to purchase an additional 9,597 shares of Common Stock at a per share price of $0.375 (“Ordinary Rights”).  Under the Purchase Agreement, Fund Holdings was also entitled to certain other rights to acquire shares of Common Stock, including (a) rights to immediately acquire an additional 1,000,000 shares of Common Stock at a per share price of $0.375 (“Special Rights”) and (b) conditional rights to acquire an additional 26,893,580 shares of Common Stock at a per share price of $0.375, where the ability to exercise such rights is conditioned upon the exercise of one or more existing purchase rights held by third parties (“Conditional Rights”).

The foregoing description of the Fund Holdings Purchase Agreement is a summary only, and is qualified in its entirety by reference to the Fund Holdings Purchase Agreement, a copy of which is included as Exhibit 1 to this Statement.

In connection with the Initial Closing (defined below), Fund Holdings assigned (i) 2,397 of the Ordinary Rights with respect to each Unit, (ii) all of the Special Rights and (iii) all of the Conditional Rights to Mr. Knetzger, Black-II Trust, a trust associated with Mark G. Hollo (“Mr. Hollo”), and Victor Angermueller (“Mr. Angermueller”).

On September 2, 2009 (the “Initial Closing”), Fund Holdings purchased 1,000 Units and received 2,667,000 shares of Common Stock and 7,200,000 Ordinary Rights.  Mr. Knetzger was issued 333,334 Special Rights and 799,000 Ordinary Rights in connection with the Initial Closing.

On November 6, 2009 (the “Second Closing”), Fund Holdings purchased another 1,000 Units and received 2,667,000 shares of Common Stock and 7,200,000 Ordinary Rights.  Mr. Knetzger was issued 799,000 Ordinary Rights in connection with the Second Closing.

On December 23, 2009, in anticipation of the third closing contemplated by the Fund Holdings Purchase Agreement, the Issuer and Fund Holdings entered into an amendment letter (the “Amendment Letter”) to the Fund Holdings Purchase Agreement, which set forth a number of conditions to the consummation of the third closing under the Fund Holdings Purchase Agreement.  The conditions for the third closing set forth in the Amendment Letter included (i) an obligation that Fund Holdings and the Majority Stockholders enter into a Voting Agreement which is described in more detail below and (ii) an obligation that the Issuer execute an amendment to its Certificate of Incorporation increasing its number of authorized shares of Common Stock from 150,000,000 shares to 300,000,000 shares (the “Charter Amendment”). In addition, the Amendment Letter provided that the Issuer could sell to other investors certain of the Units allocated to Fund Holdings; provided that such investors would be issued 2,677 shares of Common Stock and 7,200 Ordinary Rights per Unit and Fund Holdings would be entitled to purchase 2,397 Ordinary Rights per unit at a price of $1.00 per Unit.

The foregoing description of the Amendment Letter is a summary only, and is qualified in its entirety by reference to the Amendment Letter, a copy of which is included as Exhibit 2 to this Statement.

As previously disclosed by the Issuer and as contemplated by the Amendment Letter, on December 31, 2009, the Issuer entered into a Unit Purchase Agreement (the “LVPIII Purchase Agreement”) with Laidlaw Venture Partners III, LLC (“Laidlaw Venture Partners III”).  Pursuant to the LVPIII Purchase Agreement, Laidlaw Venture Partners III invested a total of $2,000,000 in the Issuer in exchange for a combination of shares of Common Stock and rights to purchase additional shares of Common Stock.

On December 31, 2009 (the “Third Closing”), Fund Holdings purchased 1,690 Units and received 4,507,230 shares of Common Stock and 12,168,000 Ordinary Rights.  In addition, at the Third Closing, Fund Holdings purchased 3,140,070 Ordinary Rights in connection with 1,310 Units purchased by Laidlaw Venture Partners III pursuant to the LVPIII Purchase Agreement and assigned those Ordinary Rights to other persons, including Mr. Knetzger.  As a result, in connection with the Third Closing, Mr. Knetzger was issued 2,135,000 Ordinary Rights and 8,964,526 Conditional Rights.

As contemplated by the Amendment Letter, in connection with the Third Closing, Fund Holdings entered into a Voting Agreement, dated as of December 31, 2009 (the “Voting Agreement”), among Otis Angel LLC, Siesta Capital LLC, Bond Partners LLC and the John J. Barry IV Revocable Trust (collectively, the JBIV Stockholders”), John Barry III and Holly A.W. Barry, as tenants by the entirety, Duncan Family, LLC and Duncan Family Revocable Trust (collectively, the “JBIII Stockholders” and together with the JBIV Stockholders, the “Majority Stockholders”; and, together with Fund Holdings, the “Voting Agreement Parties”).  The Voting Agreement includes the following obligations:

•              The Majority Stockholders are obligated to vote their voting shares: (a) for the approval of the Charter Amendment; (b) for the election of Mr. Knetzger and Michael Sanderson as directors of the Issuer; (c) for election of nominees proposed for election as independent directors by the Board’s nomination committee; (d) against the removal of Mr. Knetzger and Mr. Sanderson other than for malfeasance; and (e) against actions which would reasonably be expected to result in a breach of the Fund Holdings Purchase Agreement;

•              Fund Holdings is obligated to vote its voting shares (a) for the election of John Barry III and John J. Barry IV as directors of the Issuer, and (b) against the removal of John Barry III and John J. Barry IV other than for malfeasance;

•              Each Majority Stockholder and Fund Holdings gave the other party a proxy to accomplish the foregoing voting obligations; and

•              The Majority Stockholders are prohibited from transferring any of their voting shares except for certain permitted transfers and in connection with any merger, consolidation, tender offer or other similar transaction involving an acquisition of all or substantially all of the capital stock of the Issuer.  The permitted transfers include (a) any transfer after which the Majority Stockholders and Fund Holdings still own a majority of the then-outstanding shares of the Company’s voting stock, (b) any transfer during any period in which, for the immediately preceding two month period, the Issuer’s Common Stock traded at an average daily price per share of at least $1.50 and the average daily trading volume was at least 50,000 shares, (c) transfers in connection with strategic transactions in which the Issuer receives assets or other consideration the value of which, as determined in good faith by a majority of the Issuer’s directors (other than John Barry III and John Barry IV), equals or exceeds the fair market value of the voting shares transferred, and (d) transfers to affiliates or family members or by gift, will or intestacy, including, without limitation, transfers by gift, will or intestacy to family members of such Majority Stockholder or to a settlement or trust established under the laws of any country; provided, that in the event of any Permitted Transfer described in clause (c) or (d), the transferee shall enter into a similar voting agreement.

The Voting Agreement will terminate automatically on the earlier of (a) at any time by mutual agreement between Fund Holdings and the Majority Stockholders, (b) December 31, 2012, (c) the date on which Fund Holdings no longer owns at least 10% of the shares held by it on the date of the Voting Agreement, and (d) the date on which the Majority Stockholders no longer collectively own at least 10% of the shares held by them on the date of the Voting Agreement.

The foregoing description of the Voting Agreement is a summary only, and is qualified in its entirety by reference to the Voting Agreement, a copy of which is included as Exhibit 3 to this Statement.

Also as contemplated by the Amendment Letter and as previously disclosed by the Issuer, on January 11, 2010, the Issuer entered into a Unit Purchase Agreement (the “UBS Purchase Agreement”) with UBS Americas Inc. (“UBS”).  Pursuant to the UBS Purchase Agreement, UBS invested $1,760,000 in the Issuer (before deduction of fees and expenses payable or reimbursable by the Issuer pursuant to the LVPIII Purchase Agreement) in exchange for a combination of shares of Series A Preferred and rights to purchase additional shares of Series A Preferred.  At the time of the UBS investment (the “UBS Closing”), Fund Holdings purchased 4,218,720 Ordinary Rights in connection with 1,760 Units purchased by UBS, but relinguished its rights to and returned to the Issuer 1,056,000 of such Ordinary Rights. Fund Holdings assigned the remaining 3,162,720 Ordinary Rights to other persons, including Mr. Knetzger.  As a result, in connection with the UBS Closing, Mr. Knetzger was issued 1,054,240 Ordinary Rights.

As a requirement of UBS’ investment under the UBS Purchase Agreement, on January 11, 2010, the Issuer, UBS, Fund Holdings, Laidlaw Venture Partners III, Laidlaw & Company (UK) Ltd. and the Majority Stockholders entered into a Stockholders’ Agreement setting forth certain agreements among and between the Issuer and such stockholders (the “Stockholders’ Agreement”).  The Stockholders’ Agreement contains the following agreements and obligations, among others:

•              In the event that Fund Holdings or the Majority Stockholders seek to sell their shares of Common Stock, UBS shall have the right to sell a pro rata portion of its shares along with such stockholders.  Alternatively, the Issuer, at its option, may redeem the applicable shares of Series A Preferred from UBS and the stockholder would be permitted to sell his, her or its shares free of such obligation.  The foregoing obligations do not apply to transfers to certain permitted transferees, bona fide pledges and pledges outstanding as of the date of the Stockholders’ Agreement.  Such obligations also do not apply to sales by (a) Fund Holdings of up to 17.5% of the securities held by Fund Holdings as of the date of the Stockholders’ Agreement in any consecutive twelve month period and 35% in the aggregate of the securities held by Fund Holdings as of the date of the Stockholders’ Agreement, (b) the JBIV Stockholders of up to 25% in the aggregate of the securities held by such stockholders as of the date of the Stockholders’ Agreement and 45% each in the aggregate of the securities held by the JBIV Stockholders as of the date of the Stockholders’ Agreement, and (c) the JBIII Stockholders of up to 25% in the aggregate of the securities held by such stockholders as of the date of the Stockholders’ Agreement and 45% each in the aggregate of the securities held by the JB III Stockholders as of the date of the Stockholders’ Agreement.

•              The Issuer and each stockholder party to the Stockholders’ Agreement (other than UBS) are prohibited from selling their securities to any bank, bank holding company, broker or dealer prior January 11, 2011, unless agreed in writing by UBS.  Such restriction shall not apply to (a) market-based sales so long as the selling stockholder is reasonably unaware that it is selling to a bank, bank holding company, broker or dealer, (b) the sale by the

Company of up to an additional 690 units pursuant to the LVPIII Purchase Agreement (subject to certain conditions), (c) a change of control transaction in which the holders of the Issuer’s common stock receive cash consideration of at least $4.00 per share and holders of Series A Preferred receive cash consideration for all of their shares of Series A Preferred Stock equal to no less than the greater of $400.00 per share or 100 times the consideration per share received by holders of common stock, (d) the issuance by the Issuer of shares of common stock upon the exercise of purchase rights which were acquired by Laidlaw Venture Partners III or Laidlaw & Company (UK) Ltd. pursuant to the transactions described in the LVPIII Purchase Agreement, and (e) the distribution of securities owned by Laidlaw Venture Partners III or Laidlaw & Company (UK) Ltd. to its members.

•              The Issuer and each stockholder party to the Stockholders’ Agreement (other than UBS) is prohibited from appointing or voting in favor of, as applicable, any nominee to the Company’s board of directors that is affiliated with another bank, bank holding company, broker or dealer unless UBS agrees in writing, except that the foregoing restriction shall not apply to Edwin L. Knetzger III or Michael Sanderson.

•              The JBIII Stockholders and the JBIV Stockholders are prohibited from withdrawing their consent to the adoption and approval of the Charter Amendment.

•              If, after the date of the Stockholders’ Agreement, any stockholder of the Issuer acquires additional shares of common stock or Series A Preferred such that such stockholder owns twenty percent or more of any class of the outstanding voting capital stock of the Issuer, the Issuer is required to use its reasonable best efforts to have such stockholder become a party to the Stockholders’ Agreement.  Additionally, the Issuer is prohibited from issuing any shares of its common stock or Series A Preferred such that the recipient thereof would own twenty percent or more of any class of the outstanding voting capital stock of the Issuer unless such stockholder becomes a party to the Stockholders’ Agreement.

The foregoing description of the Stockholders’ Agreement is a summary only, and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is included as Exhibit 4 to this Statement.

On January 13, 2010 (the “Final Closing”), Fund Holdings purchased 1,653,930 Ordinary Rights in connection with 690 Units purchased by Laidlaw Venture Partners III pursuant to the LVPIII Purchase Agreement and assigned those Ordinary Rights to other persons, including Mr. Knetzger.  As a result, in connection with the Final Closing, Mr. Knetzger was issued 413,310 Ordinary Rights.

As of the date of this Statement, Fund Holdings has purchased 3,690 Units, which include 9,841,230 shares of Common Stock and Ordinary Rights with respect to an additional 26,568,000 shares of Common Stock, for a total consideration of $3,693,760.

Item 4.	Purpose of Transaction.

Fund Holdings entered into the Fund Holdings Purchase Agreement and Mr. Knetzger invested in Fund Holdings and became a director of the Issuer for strategic investment purposes and to provide capital to the Issuer to grow and expand its business.  In particular, the Reporting Persons believe that their investment will help the Issuer improve and expand its business platform and revenues.

In connection with Fund Holdings initial investment in the Issuer, Mr. Knetzger became the Chairman of the Board of Directors of the Issuer. On December 31, 2009, Mr. Knetzger became the Co-Chairman of the Board of Directors of the Issuer when Michael Sanderson was appointed Co-Chairman.

The responses set forth in Items 3 and 6 of this Statement are incorporated by reference in their entirety into this Item 4.

Mr. Knetzger is a member of the Issuer’s Board of Directors and, as such, may be involved from time to time on behalf of the Issuer in board consideration of matters specified in Item 4 of Schedule 13D. The Reporting Persons intends to review their respective investment in the Issuer from time to time and reserves the right to change their plans and to take any and all actions that they may deem appropriate to maximize the value of their investments, including, acquiring additional securities of the Issuer, disposing of any securities of the Issuer, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments effecting the Issuer (including, but not limited to, the attitude of the Issuer’s board of directors and management and other stockholders) and the general business and future prospects of the Issuer.

Except as described elsewhere in this Statetement, the Reporting Persons currently have no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of January 14, 2010, there are issued and outstanding 76,567,487 shares of Common Stock.

As a result of the Voting Agreement, Mr. Knetzger may be deemed to beneficially own an aggregate of 83,667,502 shares of Common Stock, representing 76.6% of the outstanding shares of Common Stock, of which 9,841,230 shares of Common Stock are owned by Fund Holdings and 41,974,338 shares of Common Stock are owned by the Majority Stockholders.  The 83,667,502 shares of Common Stock also include (i) purchase rights issued to Fund Holdings to purchase 26,568,000 shares of Common Stock, of which 18,378,995 shares of Common Stock are subject to certain restrictions that prohibit the exercise of Fund Holding’s rights to purchase such shares until such time that the Issuer files the Charter Amendment, (ii) purchase rights issued to Mr. Knetzger to purchase 5,533,884 shares of Common Stock, all of which are subject to certain restrictions that prohibit the exercise of Mr. Knetzger’s rights to purchase such shares until such time that the Issuer files the Charter Amendment, and (iii) 500,000 shares of Common Stock that Mr. Knetzger has the right to acquire within 60 days upon the exercise of a director stock option.  Mr. Knetzger disclaims beneficial ownership of any and all shares beneficially owned by any of the Majority Stockholders and disclaims beneficial ownership of any shares of Common Stock owned by Fund Holdings, except to the extent of his pecuniary interest therein.

As a result of the Voting Agreement, Fund Holdings may be deemed to beneficially own an aggregate of 77,633,618 shares of Common Stock, representing 76.6% of the outstanding shares of Common Stock, of which 9,841,230 shares of Common Stock are owned by Fund Holdings and 41,974,338 shares of Common Stock are owned by the Majority Stockholders.  The 77,633,618 shares of Common Stock also include purchase rights issued to Fund Holdings to purchase 26,568,000 shares of Common Stock, of which 18,378,995 shares of Common Stock are subject to certain restrictions that prohibit the exercise of Fund Holding’s rights to purchase such shares until such time that the Issuer files the Charter Amendment.  Fund Holdings disclaims beneficial ownership of any and all shares beneficially owned by Mr. Knetzger or any of the Majority Stockholders.

(b) The Reporting Persons have shared power to vote and shared power to dispose, or direct the disposition, of the shares of Common Stock beneficially owned by Fund Holdings.  Mr. Knetzger has sole power to vote and sole power to dispose, or direct the disposition, of the shares of Common Stock beneficially owned by him.

As a result of the Voting Agreement, (i) the Reporting Persons and Majority Stockholders may be deemed in certain circumstances to have shared power to vote the shares of Common Stock beneficially owned by each of them and (ii) the Reporting Persons may be deemed in certain circumstances to have shared power to dispose, or direct the disposition, of the shares of Common Stock beneficially owned by the Majority Stockholders.

(c) Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 5 of this Statement are incorporated by reference in their entirety into this Item 6.

The Reporting Persons have no agreements with each other with respect to the voting of their Shares, except as provided in the Voting Agreement, or with respect to the disposition of their Shares.  The Reporting Persons will vote with the other Voting Agreement Parties for the sole purposes described above in Item 3.

Mr. Angermueller is affiliated with Radnor Research and Trading Company, LLC (“Radnor”), which has entered into a Restated Revenue Sharing Agreement, dated as of November 14, 2009, with the Issuer (the “RSA”).  Mr. Angermueller is also the brother of Mr. Knetzger’s spouse.

It is anticipated that Radnor will enter into an agreement with each of Messrs. Angermueller, Hollo and Knetzger pursuant to which Radnor will pay to each of them 30% of the proceeds received by Radnor from the Company under the RSA.  As of the date of this Statement, no such agreements had been executed.

Mr. Hollo is the controlling member of The Fund LLC, a financial advisory firm.  In connection with the Fund Holdings Purchase Agreement, at the Third Closing, the Issuer entered into a Financial Advisory Agreement with The Fund LLC to retain The Fund LLC’s services with respect to investment banking advice at a rate of $12,000 per month.

In connection with the Initial Closing, Mr. Knetzger, Mr. Hollo and Mr. Angermueller entered into a Service and Fee Agreement, pursuant to which the parties agreed to share certain fees and compensation to be received by them from Fund Holdings and/or the Issuer.  Subsequent to September 2, 2009, Mr. Knetzger declared that he would not accept any portion of any fees paid to The Fund LLC under the Financial Advisory Agreement referenced above and renounced his rights with respect thereto.

Also as previously disclosed by the Issuer, on September 2, 2009, Mr. Knetzger was granted an option to purchase 500,000 shares of Common Stock with an exercise price equal to $0.375, the fair market value (as determined by the Issuer’s Board of Directors) on the date of the grant.  All of the shares underlying the option fully vested as of the date of the grant and are reported herein.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1. Fund Holdings Purchase Agreement Exhibit 2. Amendment Letter Exhibit 3. Voting Agreement Exhibit 4. Stockholders’ Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: January 29, 2010

FUND HOLDINGS, LLC

	By:	/s/ Edwin L. Knetzger, III
		Name:	Edwin L. Knetzger, III
		Title:	Manager

/s/ Edwin L. Knetzger, III
Edwin L. Knetzger, III

EXHIBIT INDEX

Exhibit	Description

1

Unit Purchase Agreement, dated as of August 28, 2009, by and between Bonds.com Group, Inc. and Fund Holdings LLC (incorporated by reference to Exhibit 10.1 to Bonds.com Group, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on September 3, 2009)

2

Amendment Letter, dated December 23, 2009, by and between Bonds.com Group, Inc. and Fund Holdings LLC (incorporated by reference to Exhibit 10.1 to Bonds.com Group, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 30, 2009)

3	Voting Agreement, dated as of December 23, 2009, by and between Bonds.com Group, Inc., Fund Holdings and the Majority Stockholders (filed herewith)

4

Stockholders’ Agreement, dated as of January 11, 2010, by and between Bonds.com Group, Inc., UBS Americas Inc. and the other stockholders party thereto (incorporated by reference to Exhibit 10.3 to Bonds.com Group, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 14, 2010)